United States securities and exchange commission logo





                            February 5, 2024

       Stephen Barnes
       Chief Financial Officer
       Accolade, Inc.
       1201 Third Avenue
       Suite 1700
       Seattle, WA 98101

                                                        Re: Accolade, Inc.
                                                            Form 10-K for
Fiscal Year Ended February 28, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended November 30, 2023
                                                            Item 2.02 Form 8-K
Dated January 8, 2024
                                                            File No. 001-39348

       Dear Stephen Barnes:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 28, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain Non-GAAP Financial Measures
       Adjusted Gross Profit and Adjusted Gross Margin, page 67

   1. Please reconcile the non-GAAP measure "adjusted gross profit" to the most directly comparable GAAP measure
which is a fully-loaded GAAP gross profit that must be
                                                        presented even if one
is not depicted on your statements of operations. Although you present a gross profit
in your reconciliation on page 68, it does not appear to be fully loaded as it excludes
depreciation and amortization. Please revise to present a    fully-
                                                        loaded    GAAP gross
profit or tell us how the amounts you disclose are    fully loaded.    In
                                                        addition, as you are
presenting your adjusted gross margin on a percentage basis, please revise your disclosure
to include your fully-loaded GAAP gross margin. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K. This comment also applies to your Form 10-Q and Item
                                                        2.02 Form 8-K for the
fiscal quarter ended November 30, 2023.
 Stephen Barnes
Accolade, Inc.
February 5, 2024
Page 2
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 75

2. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Angela Lumley at 202-551-3398 or Suying Li at 202-551-3335 if you
have any questions.



FirstName LastNameStephen Barnes                               Sincerely,
Comapany NameAccolade, Inc.
                                                               Division of
Corporation Finance
February 5, 2024 Page 2                                        Office of Trade
& Services
FirstName LastName